WNC & ASSOCIATES, INC.








                                November 10, 2001



To all Limited Partners of WNC Housing Tax Credit Fund V L.P., Series 4

         On September 24, 2001 we mailed proxy materials to you with regard to two proposed amendments. The deadline for returning the consents was November 15, 2001. As of today, we have received consents representing approximately 56% of the units. In order to obtain a more widespread response from the limited partners, the general partner is hereby extending the deadline for return of the consents to January 31, 2002.

         If you have already returned your consent to us, we thank you for your response and appreciate your participation in deciding the issues presented in the Consent Solicitation Statement.

         For those of you who have not already done so, we urge you to return the consent to us as soon as possible to voice your opinion about issues that effect you and your partnership. Enclosed for the convenience of those who have not yet responded is a copy of the Consent Solicitation Statement. Please take a moment now to read the material, vote and return the consent.

         Should you have any questions regarding the Consent Solicitation Statement please feel free to contact Shelly Taylor, Director of Investor Services, at (800) 286-1135, ext. 118, or email at investorservices@wncinc.com.

Sincerely yours,

WNC & Associates, Inc.









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           3158 Redhill Avenue, Suite 120 o Costa Mesa, CA 92626-3416
                  o Phone (714) 662-5565 o Fax (714) 708-8493